

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2014

Via E-mail
Igor Weselovsky
Chief Executive Officer
Neuromama, Ltd.
182/1 Krasniy Prospekt, Suite #704
630049, Novosibirsk
Russia

> **Re: Neuromama, Ltd.**
> **Form 10-K for the Fiscal Year Ended January 31, 2013**
> **Filed April 10, 2013**
> **Form 8-K**
> **Filed November 26, 2013**
> **Form 10-Q for the Quarterly Period Ended October 31, 2013**
> **Filed January 17, 2014**
> **File No. 333-180750**

Dear Mr. Weselovsky:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2013

General

1.   We note that you announced on your website on July 29, 2013 the issuance of free company stock as part of your loyalty rewards program. Please provide us with additional information about your loyalty rewards program with a view to understanding how you determine when a customer receives shares and how many they receive. Please also tell us how many shares you have issued pursuant to this program to date. Finally,

please tell us if such issuances were registered or exempt from registration and explain the basis for your determination.

Item 1. Description of Business, page 4

2.   In future filings please expand your narrative discussion of your business to comply with Item 101 of Regulation S-K. For example, please describe the distribution methods of your planned products and their markets, competitive business conditions and your competitive position in the industry and methods of competition, sources and availability of raw materials, effect of existing or probable government regulations on your business, costs and effects of compliance with environmental laws and number of employees. Please refer to Item 101(h) of Regulation S-K.

Item 7. Management's Discussion & Analysis of Financial Condition and Results of Operations, page 5

Plan of Operation and Funding, page 7

3.   In light of your disclosure regarding your ability to continue as a going concern, please disclose how you intend to finance your operating costs over the next 12 months.

4.   Please expand your discussion of liquidity and capital resources in future filings to include a reasonably detailed discussion of your ability or inability to generate adequate amounts of cash to support your operations on both a long-term and short-term basis and the amount of capital necessary to sustain operations. Your disclosure should provide enough detail that your readers gain insight into management's analysis and concerns related to your ability to continue to operate, including the probability of success for the various actions you are proposing. Note any registrant that has identified a material liquidity deficiency must disclose the course of action to remedy the deficiency. Refer to Item 303(a)(1) of Regulation S-K.

Item 14. Principal Accountant Fees and Services, page 20

5.   In future filings please disclose the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of your annual financial statements and review of financial statements included in quarterly reports. In addition, please disclose audit related fees, tax fees and all other fees billed in each of the last two fiscal years or that no such fees were incurred.

Signatures, page 21

6.   We note that the report has been duly signed on your behalf by your president, chief executive officer and chief financial officer. In future filings please also include the second signature block of Form 10-K and include the signature of Barbara Walaszek in her capacities as principal executive officer, principal financial officer, principal

accounting officer and sole board member. Please refer to the signature blocks in Form 10-K and General Instruction D(2) of Form 10-K.

Exhibit 31.1

7.	Please delete the title of the officer from the first sentence of the certification in future filings. The wording in each certification should be in the exact format provided by Item 601(b)(31) of Regulation S-K. This comment also applies to periodic filings on Form 10-Q.

Form 8-K filed November 26, 2013

8.	Please tell us the reason Mr. Vikoulov requested the company cancel 2,535,000,001 shares of common stock he owned resulting in him giving up his majority interest. In addition, we note the November 26, 2013 press release disclosing that Neuromama Ltd. has become a public company by acquiring controlling interest of an already existing public company. Please tell us the public company acquired and how you accounted for the acquisition. Please also tell us your consideration of filing a current report on Form 8-K to report the acquisition under Items 2.01 and 9.01.

Form 10-Q for the Quarterly Period Ended October 31, 2013.

9.	Please tell us why you have checked the box indicating that you are "subject to" the filing requirements associated with Section 13 or 15(d) of the Exchange Act. In this regard, it appears that you had reporting obligations pursuant to Section 15(d) of the Exchange Act but that such obligations may have lapsed. Further, it does not appear that you have registered a class of securities that would subject you to reporting obligations under Section 13 of the Exchange Act.

10.	Please tell us the basis for your belief that you are not a "shell company" as defined in Rule 405 under the Securities Act of 1933, as amended, considering you check the box on the cover page of your Form 10-Q indicating as much. In this regard, we note that you appear to have no or nominal operations and assets consisting of cash and nominal other assets.

Item 1. Financial Statements

Notes to Financial Statements

3. Intangible Assets, page F-7

11.	Please tell us whether you entered into any contract for the development of the website and, if so, please tell us the significant terms of the development contract. If applicable, please disclose the significant terms of the development contract in future filings.

12.   Please tell us about the library of entertainment assets you acquired. Please include in your response a list of the variety shows and feature films acquired as well as any rights and licenses you obtained associated with the entertainment assets. In addition, we note the shares exchanged for the library of assets had a total value of approximately $100 million based on the September 3, 2013 closing price as noted in your Form 8-K filed October 3, 2013; however, you have recorded the assets at $17,070,000 based on the results of a valuation performed by a certified and independent valuator. Please explain your valuation in light of the market price of the shares issued and the fair value ultimately determined for the assets acquired referencing ASC 845-10-30.

4. Loan Payable, page F-7

13.   We note you did not receive cash proceeds from the loan and reflected amounts financed as non-cash transactions on your statement of cash flows for the nine months ended October 31, 2013. In this regard, it appears your accounts payable and website development costs are being paid directly by the lender. Please tell us the nature of the costs incurred included in accounts payable financed. Also tell us the arrangements you have with the lender regarding the financing of website development costs and expenses or otherwise clarify for us why these transactions are reported as non-cash transactions.

Item 2. Management's Discussion and Analysis of Financial Condition or Plan of Operation, page 4

Description of Business, page 4

14.   We note your disclosure here, which indicates that you are "aiming to be the World's first Internet Platform containing all of the popular components used by a majority of population on the Internet." This statement is vague in that it is unclear what you mean by "all of the popular components." You make similar vague statements in your Form 8-K dated as of July 8, 2013, where you state that you "will provide the facts to support [the reader's] conviction, confidence, and certainty in making a positive choice on this fascinating opportunity." In future filings, please revise or remove such statements and similar statements that are unclear.

15.   We note your disclosure that you are "implementing immediate revenue generating infrastructure to sell advertising on [your] Internet Platform," and that "[t]he Company is currently in the process of establishing its presence in China…to deliver large profit margins." In future filings, such as your annual report on Form 10-K, please revise to provide investors with a better understanding of your plan of operations; please include an expected timeline for the implementation of each of these statements. In this regard, we note that you have not generated any revenues. Please tell us what your disclosure will look like.

16.   In future filings, such as your annual report on Form 10-K, please revise to clarify how you intend to generate revenues. You mention your search engine, e-mail service, social

network, online shopping mall and a licensing program; however, it is not clear how you intend to generate revenues from any of these programs. Please clarify and disclose the stage of development of each such program. In this regard, we note the statements you make in your Form 8-K dated as of July 8, 2013 where you state that "[e]very single element of Neuromama is operating somewhere in the world today and is generating substantial profit for its shareholders." You make similar statements in the various press releases located at your web-site; however, your Description of Business does not provide sufficient detail. Furthermore, your indication that you are generating "substantial profit" appears to be inaccurate, given your continuing losses; please refrain from making such statements in future filings.

Item 4. Controls and Procedures, page 7

17. We note your disclosure on page 7 that "the Principal Executive Officer and Principal Financial Officer have concluded that these disclosure controls and procedures are not effective due to the material weaknesses." Please tell us where in your Annual Report on Form 10-K for the fiscal year ended January 1, 2013 you discuss the material weakness in internal controls. In this regard, we note that you reference the Annual Report on Form 10-K filed with the SEC on March 28, 2013. However, your Annual Report on Form 10-K was filed on April 10, 2013 and it states on page 18 that "management concluded that [y]our disclosure controls and procedures were effective."

18. Please revise your disclosure in the second paragraph to refer to the correct quarter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez-Molina, Staff Attorney, at (202) 551-3792 or Mara

Ransom, Assistant Director, at (202) 551-3720 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Faiyaz Dean, Esq.